UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Arrival

(Name of Issuer)

Ordinary Shares, accounting value per share

(Title of Class of Securities)

L0423Q108

(CUSIP Number)

Csaba Horváth

Kinetik S.à r.l.

60A, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons. Kinetik S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 389,593,700
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 389,593,700
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 389,593,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.03%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 3 of 13 Pages

1.	Names of Reporting Persons. Csaba Horváth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hungary

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 389,593,700
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 389,593,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 389,593,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.03%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 4 of 13 Pages

1.	Names of Reporting Persons. Gilles Dusemon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,524,100
	8.	Shared Voting Power 389,593,700
	9.	Sole Dispositive Power 14,524,100
	10.	Shared Dispositive Power 389,593,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 404,117,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 63.31%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 5 of 13 Pages

1.	Names of Reporting Persons. Kinetik Finance SARL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,524,100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,524,100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,524,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.28%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 6 of 13 Pages

1.	Names of Reporting Persons. The Kinetik Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 404,117,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 404,117,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 404,117,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 63.31%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 7 of 13 Pages

1.	Names of Reporting Persons. Gavin Ferguson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 8 of 13 Pages

1.	Names of Reporting Persons. Filippo Noseda
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 9 of 13 Pages

This Amendment No. 7 to the joint statement on Schedule 13D with respect to the ordinary shares, accounting value per share (the “Ordinary Shares”), of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg (the “Issuer”), filed by the Reporting Persons (as defined below) on March 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2021, as amended by Amendment No. 2 to Schedule 13D filed on April 11, 2022, as amended by Amendment No. 3 to Schedule 13D filed on July 1, 2022, as amended by Amendment No. 4 to Schedule 13D filed on September 2, 2022, as amended by Amendment No. 5 to Schedule 13D filed on November 14, 2022 and as amended by Amendment No. 6 to Schedule 13D filed on November 23, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows (with capitalized terms used but not defined herein having the respective meanings given to them in the Schedule 13D):

1. Paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

This joint statement on Schedule 13D is being filed by Kinetik S.à r.l., a private limited company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg (“Kinetik”), Kinetik Finance SARL, a private limited company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg and a subsidiary of Kinetik (“Kinetik Finance”), The Kinetik Foundation (the “Foundation”), Csaba Horváth, Gilles Dusemon, Gavin Ferguson and Filippo Noseda (collectively, the “Reporting Persons”).

The executive officers and directors of Kinetik are Csaba Horváth, Manager, citizen of Hungary, and Gilles Dusemon, Manager, citizen of Luxembourg, who share voting and investment power with respect to such shares.

The executive officer and director of Kinetik Finance is Gilles Dusemon, Manager, who has sole voting and investment power with respect to such shares.

The Foundation is the trustee of The Kinetik Trust (the “Trust”), which holds all of the limited liability company interests of Kinetik. Voting and investment decisions regarding the Ordinary Shares held by Kinetik are made on behalf of the Foundation by a council of three members, including Gavin Ferguson, Councillor and Filippo Noseda, Councillor, both citizens of the United Kingdom. By virtue of the election of a third Councillor on December 1, 2022, neither Mr. Furguson nor Mr. Noseda continues to have individual voting or investment power with respect to such shares.

The Reporting Persons have entered into a Joint Filing Agreement dated November 23, 2022, a copy of which is filed as Exhibit 11 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

2. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

CUSIP No. L0423Q108	13D	Page 10 of 13 Pages

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 638,344,885 Ordinary Shares outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 8, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of December 15, 2022, unless otherwise indicated. Such numbers reflect that, on December 12, 2022, Kinetik Finance transferred 13,095,900 Ordinary Shares to Kinetik for no consideration. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of Kinetik and Mr. Horváth beneficially owns 389,593,700 Ordinary Shares, or approximately 61.03% of the outstanding Ordinary Shares, Kinetik Finance beneficially owns 14,524,100 Ordinary Shares, or approximately 2.28% of the outstanding Ordinary Shares, each of the Foundation and Mr. Dusemon beneficially owns 404,117,800 Ordinary Shares, or approximately 63.31% of the outstanding Ordinary Shares, neither Mr. Furguson nor Mr. Noseda beneficially owns any Ordinary Shares, and the Reporting Persons beneficially own, in the aggregate, 404,117,800 Ordinary Shares, or approximately 63.31% of the outstanding Ordinary Shares. Mr. Horváth and Mr. Dusemon are Managers of Kinetik, and Mr. Dusemon is Manager of Kinetik Finance. Each of Mr. Horváth and Mr. Dusemon disclaims beneficial ownership of the Ordinary Shares held by Kinetik and Kinetik Finance, except to the extent of his pecuniary interest therein.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Kinetik as set forth in the table below, effected any transaction in the Ordinary Shares since November 22, 2022:

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
11/23/2022	500,000	$0.3427	[1]
11/25/2022	500,000	$0.3726	[2]

[1]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3232 to $0.3589 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.35 to $0.3938 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	13D	Page 11 of 13 Pages

11/28/2022	500,000	$0.3204	[3]
11/29/2022	500,000	$0.3048	[4]
11/30/2022	500,000	$0.3023	[5]
12/1/2022	500,000	$0.3292	[6]
12/2/2022	500,000	$0.3176	[7]
12/5/2022	500,000	$0.3192	[8]
12/6/2022	500,000	$0.2947	[9]
12/7/2022	500,000	$0.2663	[10]

[3]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3021 to $0.3698 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.29 to $0.3159 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2913 to $0.3178 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.29 to $0.3379 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[7]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3046 to $0.3315 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3124 to $0.3453 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[9]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.279 to $0.3486 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[1][0]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2601 to $0.288 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	13D	Page 12 of 13 Pages

12/8/2022	500,000	$0.2665	[11]
12/9/2022	500,000	$0.2548	[12]
12/12/2022	500,000	$0.2452	[13]
12/13/2022	500,000	$0.2479	[14]
12/14/2022	500,000	$0.2465	[15]
12/15/2022	500,000	$0.2381	[16]

The sale prices do not reflect brokerage commissions paid. All such sales were made pursuant to the November 2022 Plan.

3. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

[11]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2602 to $0.2759 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[12]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2448 to $0.2662 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[13]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2311 to $0.253 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[14]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2387 to $0.2693 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[15]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2402 to $0.2564 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[16]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2325 to $0.2529 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	13D	Page 13 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	December 16, 2022

KINETIK S.À R.L.

By:	/s/ Csaba Horváth

Name: Csaba Horváth
Title: Manager

KINETIK FINANCE SARL

By:	/s/ Gilles Dusemon
Name: Gilles Dusemon
Title: Manager

/s/ Csaba Horváth
Name: Csaba Horváth

/s/ Gilles Dusemon
Name: Gilles Dusemon

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Councillor

FB Family Office Limited, Councillor

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Director

By:	/s/ Tess Bisson
Name: Tess Bisson
Title: Director

/s/ Gavin Ferguson
Name: Gavin Ferguson

/s/ Filippo Noseda
Name: Filippo Noseda